UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Regulated Information Board Change March 5, 2015 – 07:00 a.m. CET

PIERRE-OLIVIER BECKERS-VIEUJANT AND DIDIER SMITS WILL NOT STAND FOR

RENEWAL AT THE EXPIRATION OF THEIR MANDATE

AS DIRECTORS OF DELHAIZE GROUP

BRUSSELS, BELGIUM, March 5, 2015 – As part of the regular process of reviewing the Board’s composition, Delhaize Group announced today that Pierre-Olivier Beckers-Vieujant and Didier Smits have informed the Board that they will not stand for renewal when their current mandates expire at the shareholders’ meeting to be held on May 28, 2015. The Company is in advanced stages of discussion with candidates for election at the Ordinary Shareholders’ Meeting.

Baron Beckers-Vieujant has served as a director of Delhaize Group since 1995 and was President and Chief Executive Officer of Delhaize Group from 1999 until 2013. Under Mr. Beckers’ leadership, Delhaize Group increased its international presence and evolved itself into an integrated group and leading food retailer.

Mats Jansson, Chairman of the Board of Directors, said: “Pierre-Olivier has worked for Delhaize for more than 30 years. For the last 15 years, he has led both the company and served the Board of Directors. He has shown tremendous leadership in running the business during challenging times and has always displayed very strong values and great respect for people. A number of significant initiatives started under his leadership are beginning to bear fruit today and position us well for sustainable growth. I would like to thank him and wish him well for the future.”

Didier Smits has served on the Board of Directors since 1996.

“I would like to thank Didier for his 19 years of service to the Delhaize Group Board of Directors. I have appreciated his loyalty, his thoughtful comments, and his integrity. His contribution to the Board was valued and will be missed,” said Mr. Jansson.

»	Delhaize Group

Delhaize Group is a Belgian international food retailer present in seven countries on three continents. At the end of 2014, Delhaize Group’s sales network consisted of 3 402 stores. In 2014, Delhaize Group recorded €21.4 billion ($29.4 billion) in revenues and €89 million ($118 million) net profit (Group share). At the end of 2014, Delhaize Group employed approximately 150 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

»	Contacts

Investor Relations: +32 2 412 21 51

Media Relations: +32 2 412 86 69

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, changes in the composition of the Board of Directors, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Delhaize Group – Board Changes – March 5, 2015	1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	March 6, 2015	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President